June 2, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7561

Commissioners:

We have read Item 4.01(a) of Rockies Region 2006 Limited Partnership’s Form 8-K filed on June 2, 2009, and are in agreement with the statements made in the second, third, fourth, and fifth paragraphs.  We have no basis on which to agree or disagree with the statements made in the first paragraph.

/s/ Schneider Downs & Co., Inc.

JRN/mli
Ref:  24155-01004-09